Direct Line: 212.859.8875 Fax: 212.859.8587 Christopher.Ewan@friedfrank.com

November 2, 2007

Peggy Kim, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-3628

Re:	Navtech, Inc. Schedule TO-T/A/13E-3/A filed October 24, 2007 SEC File No. 005-39203

Dear Ms. Kim:

NV Holdings, Inc. (the “Purchaser”) and the other filing persons listed therein (the “Filing Persons”) have filed today via EDGAR Amendment No. 2 (the “Amendment”) to the above-referenced Tender Offer Statement on Schedule TO/13E-3 (the “Statement”).  We have enclosed three courtesy copies of the Amendment for your review.

On behalf of the Filing Persons, we are responding to your comment letter dated October 18, 2007 with respect to the Statement.  Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.  For your convenience, the comments of the staff (the “Staff”) of the Securities and Exchange Commission are reproduced below in bold type and are followed by the Filing Persons’ response.

1.
We note that you filed the amendment under the EDGAR tag Schedule “TO-I/A;” please also file the document under the EDGAR tax Schedule “13E-3/A.”  Please also include the amendment number on each filing.  In addition, we note that the Schedule TO/13E-3 is not signed by ABRY Mezzanine Partners and ABRY Investment Partners.  Please revise to have each filing person sign the document.  Refer to the Instruction to signature in Schedule 13E-3.

Response

The Filing Persons refer to the Schedule TO-T/A and 13E-3/A filed on October 31, 2007.

2.
We note your response to comment 1 in our letter dated October 18, 2007; however, we reissue that part of our comment asking whether Mr. Jakobowski should  be a filing person.  We note that you state that Mr. Jakobowski, who is a director of Navtech and the CFO of Cambridge, was not included as a filing person because he had no involvement in the negotiations, discussions, plans or arrangements related to the tender offer.  Please note that members of senior management of the issuer that is going private are affiliates of that issuer and may be deemed to be engaged in the transaction.  For example, members of senior management may be deemed to be filing persons even though the person’s involvement in the issuer’s negotiations with the purchaser is limited to the terms of future employment and/or equity participation in the surviving company.  Refer to Section II.D.3 of our Current Issues Outline (November 2000).

Response

The Filing Persons have revised the Statement to include Mr. Jakobowski as a filing person.  Please refer to Items A(1) and B(1) of the Amendment.

3.
We note your response to comment 3 in our letter dated October 18, 2007.  Please provide a more detailed analysis as to why the private purchases between March 2006 and February 2007 did not constitute the first steps in the going private transaction.  Please refer to Question and Answer No. 4 of the Exchange Act Release No. 34-17719 in your response.  We note that in early 2006, CIG began to consider whether Navtech could be operated more effectively as a private company.  Further, we note that between March 2006 and February 2007, CIG purchased 760,000 shares of Navtech, Externalis purchased 145,000 shares, and ABRY purchased 66,667 shares in private transactions.  In addition, the private purchases by CIG, Externalis, and ABRY from Mr. Ueltzen and Ms. English occurred on the same dates.  It appears that these transactions may have been effected to increase the probability of success or reducing the expense of, or otherwise facilitating, the going private result.

Response

The Filing Persons maintain their view that the private purchases made between March 2006 and February 2007 do not constitute the first steps in the going private transaction.  These private purchases were relatively small in size.  As enumerated in our letter dated October 24, 2007, .  CIG and Externalis purchased Shares from John Bethanis because Mr. Bethanis was a competitor of Navtech.  CIG, ABRY and Externalis made their purchases from Mr. Ueltzen in connection with Mr. Ueltzen’s resignation as a director of the board In exchange for the purchase of his shares, Mr. Bethanis gave a release.  In addition, Ms. English is the wife of Navtech’s founder and the purchases made from her were for certain personal tax planning matters.  The purchases from Ms. English and Mr. Ueltzen were made on the same day as a matter of administrative convenience.  The reason that CIG and Externalis made the private purchases together is that they had an informal agreement that Externalis would be able to buy its pro rata proportion of any shares offered to CIG.  In addition, although CIG began to consider whether Navtech could be more effectively operated as a private company in early 2006, there was no agreement or plan amongst the sponsors to that effect until April 2007.  As such, the transactions were not effected to increase the probability of success or reduce the expense of, or otherwise facilitate, the going private result.

Offer to Purchase

4.
We note your response to comment 4 in our letter dated October 18, 2007.  Please revise to include summary financial information in the disclosure document.  Refer to Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A.

Response

The Filing Persons have revised the Statement in response to the Staff’s comments.  Please refer to Item C(9) of the Amendment.

5.	We note your response to comment 6 in our letter dated October 18, 2007. Please also include the percentage of voting power held by the offerors and their affiliates, on a fully-diluted basis.

Response

The Filing Persons have revised the Statement in response to the Staff’s comments.  Please refer to Item C(12) of the Amendment.

6.	We note your response to comment 7 in our letter dated October 18, 2007. Please revise to quantify the reduction in costs.

Response

The Filing Persons have revised the Statement in response to the Staff’s comments.  Please refer to Item C(1) of the Amendment.

7.
We note your response to comment 11 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person and the Company’s affiliates who are not filing persons.  We note that you have stated elsewhere that the transaction is not tax-driven, however, you are still required to disclose these tax consequences.  Refer to Item 1013(d) of Regulation M-A.  Please also clarify whether the offerors and their affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

Response

The Filing Persons have revised the Statement in response to the Staff’s comments.  Please refer to Item C(2) of the Amendment.

8.
We note your response to comment 12 in our letter dated October 18, 2007; however, we reissue our comment.  Please note that an absence of an intention to liquidate is not determinative of whether the disclosure should address liquidation value.  Refer to Question and Answer No. 21 of the Exchange Act Release No. 34-17719.  Please revise to disclose the basis for why liquidation value, net book value and going concern value were not considered.  In addition, although you state that you do not believe that historical market price is a good indicator of the actual value of the shares because the shares are thinly traded, we note that the stock price has been as high as $4 during the time that the going private transaction was being considered.  Please specifically address the difference in stock value and state the bases for the belief as to the fairness in light of the difference in value.  Refer to Question and Answer No. 21 of Release 34-17719.

Response

The Filing Persons have revised the Statement in response to the Staff’s comments.  Please refer to Items C(3), C(4), C(5) and C(6) of the Amendment.

9.
We note your response to comment 13 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to provide in this section the affirmative statements that the going private transaction is not structured so that approval of at least a majority of the unaffiliated security holders is required and to state whether the going private transaction has been approved by a majority of the directors of the Navtech who are not employees.  Refer to Item 1014(c) and (d) of Regulation M-A.

Response

The Filing Persons have revised the disclosure in response to the Staff’s comment.  Please see Item C(7) of the Amendment.

10.
We note your response to comment 15 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to describe material differences between the draft and final valuation report in your disclosure.  Please also file the draft valuation report as an exhibit, since it is a report that is materially related to the Rule 13e-3 transaction.  See Charles F. Ephraim No-Action Letter dated September 30, 1987.  Alternatively, please explain to us why it is not materially related but rather, incorrect.

Response

The Filing Persons believe that the draft valuation report is not materially related to the Rule 13E-3 transaction because the valuation of the Shares made by JEGI therein is based on financial projections which were subsequently significantly revised.  As such, the Filing Persons did not use the draft report to determine the Offer Price because of the unreliability of the underlying financial projections.  The draft report is superseded by the final report released by JEGI.  Knowing the basis and reasons for the draft valuation report would not give the minority shareholders of Navtech any additional, accurate information by which to evaluate the adequacy of the Offer Price.

11.
We note your response to comment 17 in our letter dated October 18, 2007; however, we reissue our comment because it appears that both the draft and final valuation reports describe the comparable companies and transactions; for example, refer to pages 20-23 of the draft.  Please revise to include a summary of the analyses and results, rather than referring to the exhibit.  In addition, please revise to disclose the comparable transactions, the criteria used for selection and elimination of companies or transactions and the reasons for the criteria used.

Response

The Filing Persons have revised the Statement in response to the Staff’s comments.  Please refer to Item C(8) of the Amendment.

12.
We note your response to comment 20 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to describe the reasons for undertaking the tender offer at this time, as opposed to some other time.  We note that you began to consider taking Navtech private in early 2006.

Response

The Filing Persons have revised the Statement in response to the Staff’s comments.  Please refer to Item C(11) of the Amendment.

13.
We note your response to comment 21 in our letter dated October 18, 2007; however, we reissue that part of our comment asking you to describe the reasons for rejecting each alternative that was considered.  Refer to Item 1013(b) of Regulation M-A.

Response

The Filing Persons have revised the Statement in response to the Staff’s comments.  Please refer to Item C(10) of the Amendment.

If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 859-8587.

Sincerely,

/s/ Christopher Ewan

Christopher Ewan
Fried, Frank, Harris, Shriver & Jacobson LLP

Encl.